UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 25, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

iRobot Corporation

File No. 000-51598- CF#29533

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iRobot Corporation submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 1, 2007 and a Form 10-Q filed on May 7, 2010, as amended on December 29, 2010.

Based on representations by iRobot Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.3	10-Q	August 1, 2007	through September 23, 2013
10.2	10-Q	May 7, 2010	through September 23, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel